UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-39777

NANOBIOTIX S.A.
(Translation of registrant's name into English)

60 Rue de Wattignies
75012 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K, including the exhibits, shall be deemed to be incorporated by reference in the registration statement of Nanobiotix S.A. on Form F-3 (File No. 333-285604) and Form S-8 (File Nos. 333-253062, 333-257239, 333-272947 and 333-287272), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

Closing of the Global Offering

On May 21, 2026, Nanobiotix S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC, Jefferies GmbH, TD Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and Stifel Europe Securities SAS, as representatives (“Representatives”) of the several underwriters named therein, relating to (a) an offering of 225,373 American Depositary Shares (“ADSs”), each representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) at an offering price of $38.98 per ADS, (b)(i) an offering of 1,959,289 Ordinary Shares, exclusively to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and certain other countries (excluding the United States and Canada) (the “European Offering”) at an offering price of €33.60 per Ordinary Share and (ii) 345,099 pre-funded warrants (the “Pre-Funded Warrants”) (for certain purchasers in lieu of Ordinary Shares) to purchase 345,099 Ordinary Shares. Pursuant to the Underwriting Agreement, the Company also granted the underwriters an option to purchase up to an additional 33,805 ADSs, each representing one Ordinary Share, in the United States, at an offering price of $38.98 per ADS (the “U.S. Over-Allotment Option”). On May 21, 2026, the Representatives exercised the U.S. Over-Allotment Option to purchase an additional 33,805 ADSs at an offering price of $38.98 per ADS (the “U.S. Option Exercise”).

The U.S. Offering and the European Offering are referred to, together, as the “Global Offering.” The Global Offering, including the U.S. Option Exercise, is expected to close on or about May 26, 2026.

The Global Offering was made pursuant to a prospectus supplement dated May 21, 2026 to the base prospectus dated March 6, 2025, included in the Company’s shelf registration statement on Form F-3 (File No. 333-285604), which was filed on March 6, 2025 and became effective on March 14, 2025.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

The foregoing description of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

The legal opinion of Jones Day relating to the Ordinary Shares is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

Terms and Conditions of the Pre-Funded Warrants
Form

The Pre-Funded Warrants will be issued and held in registered form (au nominatif) in the securities account opened in the name of the holder in the books of the registrar. The Pre-Funded Warrants shall not be listed on Euronext Paris or on any other stock exchange and will be freely negotiable. Title to the Pre-Funded Warrants held by the holders thereof will be established and evidenced in accordance with Articles L.211-3 and R.211-1 of the French Monetary and Financial Code by book-entries (inscription en compte). No physical document of title (including certificats représentatifs pursuant to Article R.211-7 of the French Monetary and Financial Code) will be issued with respect to the Pre-Funded Warrants.

Exercise Price

The aggregate price of the Pre-Funded Warrants will be pre-funded on or prior to the issue date, except for a remaining exercise price of €0.03 per ordinary share purchasable upon exercise of each Pre-Funded Warrant. The exercise price and/or the number of ordinary shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and in particular by Articles L. 228-98 to L. 228-101 (with the exception of the provisions of Articles L. 228-99 1° and L. 228-99 2°) and Articles R. 228-90 to R. 228-92 of this Code.

Exercisability

The Pre-Funded Warrants are exercisable at any time after their original issuance until May 26, 2036, during a period of ten years from their issue date. Each Pre-Funded Warrant will be exercisable for one ordinary share. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part (subject always to exercising a whole number of Pre-Funded Warrants), by delivering to our registrar and to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise.

Limitations on Exercisability

A holder (together with its affiliates and other attribution parties) may not exercise any portion of a warrant to the extent that immediately prior to or after giving effect to such exercise the holder would beneficially own more than 9.99% of our outstanding ordinary shares immediately after giving effect to the issuance of shares upon exercise of the Pre-Funded Warrants (the ‘‘Beneficial Ownership Limitation’’). The holder, upon notice to us, may increase or decrease the Beneficial Ownership Limitation, provided that (a) to the extent required by the French Foreign Direct Investment regime, in the cases of Beneficial Ownership Limitation increased above 9.99% of the voting rights of the Company (the ‘‘Crossing Event’’), the holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with the Foreign Direct Investment regime, either (i) a written response from the French Ministry of Economy confirming that the exercise of the Pre-Funded Warrants and, therefore, the acquisition of ordinary shares upon exercise of Pre-Funded Warrants that would cause the Crossing Event is not subject to the prior authorization procedure or (ii) the authorization (express or tacit) to proceed with the Crossing Event and (b) the Beneficial Ownership Limitation in no event exceeds 19.99% (to the extent applicable) of the number of shares outstanding immediately after giving effect to the issuance of ordinary shares upon exercise of the Pre-Funded Warrants held by the holder (provided that, with respect to the Foreign Direct Investment regime, the applicable percentage will be 24.99% of the voting rights of the Company). Any increase in the Beneficial Ownership Limitation will not be effective until the sixty first (61st) day after such notice is delivered to the Company.

Suspension of Exercisability

In the event of a capital increase, absorption, merger, spin-off or issuance of new ordinary shares or securities giving access to the share capital, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of our shareholders, we may suspend exercises of the Pre-Funded Warrants for a period that may not exceed the shorter of three months or any other period set by the applicable regulations. In the case of a suspension, the first day of which falls during the period of three months prior to the day which would otherwise be the last day of the exercise period, the exercise period of the Pre-Funded Warrants shall be automatically extended for the same duration as the period of suspension. Our decision to suspend the ability to exercise the Pre-Funded Warrants will be published (to the extent that such publication is required under French law or any other form of communication compliant with applicable regulations) in the Bulletin des Annonces Légales Obligatoires and pursuant to the terms and conditions of the Pre-Funded Warrants.

Adjustments to Exercise Ratio; Specified Transactions

The Pre-Funded Warrants are considered securities giving access to the share capital of the Company within the meaning of Article L. 228-91 et seq. of the French Commercial Code. In accordance with the provisions of Article R. 228-92 of the French Commercial Code, if we decide to issue new ordinary shares or securities giving access to the capital with preferential subscription rights limited to our shareholders, to distribute reserves (in cash or in kind) and share premiums or to change the distribution of our profits by creating preference shares, or to otherwise carry out certain specified transactions, we will inform (as long as the current regulation so requires) the holders of Pre-Funded Warrants via an announcement in the Bulletin des Annonces Légales Obligatoires and pursuant to the terms and conditions of the Pre-Funded Warrants. If our Company is absorbed by another company or merges or consolidates with (fusions) one or several other companies to participate in the incorporation of a new entity, or proceeds with a split (scission), the holders of Pre-Funded Warrants shall exercise their rights in the entity(ies) benefiting from the assets in accordance with the provisions of Article L. 228-101 of the French Commercial Code. Certain specified transactions may result in an adjustment to the exercise ratio (or any adjustment as otherwise prescribed), to maintain the rights of the  holders, in accordance with the adjustment conditions as specified in the terms and conditions of the Pre-Funded Warrants. The specified transactions include: (i) financial transactions (issuance of shares or any other securities of any nature) with listed preferential subscription rights or by free allocation of listed subscription warrants, (ii) free allocation of shares to shareholders, grouping or splitting shares, (iii) incorporation of reserves, profits or premiums into equity, by increasing the nominal value of the shares, (iv) distribution of reserves and of any share premium, in cash or in kind, (v) free allocation to the shareholders of the Company of any securities of the Company (except shares), (vi) merger by acquisition (fusion par absorption), merger (fusion par création d’une nouvelle société), spin-off, or division (scission) of the Company, (vii) buyback of the Company’s own shares at a price higher than the trading market price, (viii) amortization of the share capital, and (ix) change in the allocation of profits and/or creation of preferred shares.

Fractional Shares

No fractional ordinary shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, the number of ordinary shares to be issued will be rounded down to the nearest whole multiple of one share and the holder will receive from us a cash payment equal to the product (rounded down to the nearest whole multiple of €0.01) of (x) the fractional share (if any) so rounded down and (y) the closing price of a share on the trading market on the last trading day preceding the exercise date.

Transferability

The Pre-Funded Warrants will, upon issuance, be inscribed in the books of the registrar, which shall credit the account of each holder in the related register. In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, title to the Pre-Funded Warrants shall be evidenced by entries in the books of such warrant register maintained by the registrar, and transfer of the Pre-Funded Warrants may only be effected through registration of the transfer in such warrant register.

Exchange Listing

There is no established public trading market for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Pre-Funded Warrants on Euronext Paris, Nasdaq or any securities exchange or nationally recognized trading system.

Rights as a Holder of Pre-Funded Warrants

Under French law, the holders of the Pre-Funded Warrants will be grouped automatically in a collective group with legal personality (the ‘‘Masse’’), to defend their common interests. The Masse will be governed by the provisions of the French Commercial Code (with the exception of the provisions of Article L.228-48 thereof),subject to the following provisions:

•
The Masse will be a separate legal entity by virtue of Article L.228-103 of the French Commercial Code, acting in part through a representative elected by the holders’ general meeting and in part through a holders’ general meeting.

•
The Masse alone, to the exclusion of all individual holders of the Pre-Funded Warrants, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the Pre-Funded Warrants. The holders’ general meeting shall be convened to authorize any changes to the terms and conditions and to approve any decision that impacts the conditions for subscription of the ordinary shares underlying the Pre-Funded Warrants, as determined within the scope of the terms and conditions.

Governing Law

The terms and conditions of the Pre-Funded Warrants shall be governed by the laws of France and interpreted and construed in accordance with such laws.

The foregoing description of the Terms and Conditions does not purport to be a complete description, and is qualified in its entirety by reference to the Terms and Conditions filed as Exhibit 4.1 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Title
1.1
Underwriting Agreement, dated as of May 21, 2026, by and between Nanobiotix S.A. and Jefferies LLC, Jefferies GmbH, TD Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and Stifel Europe Securities SAS, as representatives of the underwriters.

4.1	Terms and Conditions of the Pre-Funded Warrants (included as Exhibit C to Exhibit 1.1).

5.1	Opinion of Jones Day, French counsel to the registrant

23.1	Consent of Jones Day (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.
(Registrant)

May 26, 2026	By:	/s/ Bart Van Rhijn
Bart Van Rhijn
Chief Financial Officer